Form 10-K405, Exhibit 13
period 1996-12-31
RECOVERY ENGINEERING INC
filed 1997-03-31
CIK 818203

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's statements of operations, expressed as a percentage of net sales.

                                                 As a Percentage
                                                  of Net Sales

                                           1996        1995        1994

Net sales ...........................     100.0%      100.0%      100.0%
Cost of products sold ...............      62.4        60.9        47.4

Gross profit ........................      37.6        39.1        52.6
Operating expenses:
  Selling, general and administrative      65.5        64.1        31.4
  Research and development ..........       6.0         8.8         6.4
  Facility relocation ...............       2.9          --          --

  Total operating expenses ..........      74.4        72.9        37.8

Income (loss) from  operations ......     (36.8)      (33.8)       14.8
Other income (expense) ..............       (.7)        1.8         2.7

Income (loss) before income taxes ...     (37.5)      (32.0)       17.5
Income tax expense (benefit)  .......        --       (11.2)        5.4

Net income (loss) ...................     (37.5)%     (20.8)%      12.1%

      Net sales increased over the prior year by 45.2% in 1996 and 37.5% in 1995. The increase in 1996 was attributable to increased sales of the Company's PUR household water filter products, including introduction of the countertop and pitcher models, as well as a full year's sales of OEM water filters to Braun AG. These increases were partially offset by a decline in sales of reverse osmosis desalinators due to lower military sales. In 1995, sales increased over 1994 due to increased sales of household water filter products, increased sales of the Company's outdoor recreation products, and first year sales of OEM water filters. Anticipated sales growth in 1997 is expected to be led by the household water filter products, including additions to the product line. Price increases did not have a significant impact on net sales for 1996 and 1995.

     Gross margins were 37.6% in 1996 versus 39.1% in 1995. The decrease in 1996 was the result of a continued change in product mix, including the introduction of the lower margin pitcher product and the full year impact of OEM filter sales. Margin decreases in 1995 were the result of a change in product mix, vendor delays in delivering automated equipment, and higher manufacturing overhead costs primarily from the rapid ramp-up of the Company's OEM filter products.

     Selling, general and administrative expenses increased over the prior year as a percentage of sales in both 1996 and 1995. Selling expenses related to the continued roll-out and expansion of the household water systems in 1996 and 1995 accounted for the majority of the increase. Advertising costs accounted for 45% of the increase in selling, general and administrative expenses when compared to actual expenses in 1995. Selling expenses as a percent of sales are expected to decrease in 1997 as the Company gains efficiencies from increased volume, however, additional investments in an aggressive marketing campaign should be expected as the Company continues to expand its product lines.

     Research and development expense in 1996 decreased from the prior year as a percent of sales, compared with an increase in 1995. The continued development of new technology and product line extensions will require continued emphasis and increased spending on research and development in 1997.

      Other income decreased in 1996 from the prior year and decreased in 1995 compared with 1994. In 1996 the Company's continued investment in equipment and marketing reduced its investment earnings and increased debt and interest expense. Other income in 1995 reflects decreased holdings of long-term investments and marketable securities, as compared to 1994 to fund investments in equipment and marketing

      The Company's effective tax rate for 1996 was 0%, compared with 35% in 1995, and 31% in 1994. The Company has recorded a valuation allowance for the tax benefit related to the current year net operating loss. The Company has a net operating tax loss carryforward of $15.6 million at December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company entered into an agreement with Goldman, Sachs & Co. in July 1996 in which Goldman, Sachs & Co. invested $15 million in the Company in the form of a convertible note. The Company will pay interest quarterly at an annual rate of five percent. The agreement provides Goldman Sachs the opportunity to convert the principal to common stock at any time during the seven year agreement at a $15 conversion price. The proceeds are being used for the expansion of the business and the unused portion is currently held in interest bearing cash equivalents.

     Cash used in operations was $5.7 million in 1996, $8.1 million in 1995, and $1.3 million in 1994. The net loss was the primary contributor to the decrease in cash flow in 1996, as well as an increase in accounts receivable. This decrease was partially offset by increases in accounts payable and accrued liabilities. In 1995 the net loss and increased inventory levels were the primary components of cash used in operations. In 1994, timing of fourth quarter shipments and increased inventory levels were the major components of cash used in operations.

     Capital expenditures were $4.1 million in 1996 compared with $4.6 million in 1995, and $2.8 million in 1994. The Company anticipates continued capital expenditures in 1997 associated with new product introductions and an increase in production capacity.

      At December 31, 1996 the Company had cash and cash equivalents and marketable securities of $7.5 million compared with $2.3 million at December 31, 1995. The current ratio is 1.9 at December 31, 1996 versus 3.4 at December 31, 1995. Inventory turns increased to 3.2 for 1996 compared with 3.0 in 1995.

     The Company had no bank debt at December 31, 1996. Subsequent to December 31, 1996 the Company obtained a $14 million credit facility secured by equipment, inventory, receivables, and intangibles. The credit facility consists of a $10 million discretionary working capital line of credit limited to eligible receivables and inventory, and a $4 million equipment loan which contains an 18 month draw down period wherein only interest payments are due, and principal and interest payments are amortized over 42 months thereafter.

     Management believes that proceeds from Goldman, Sachs & Co., anticipated cash flows from operations, and funds available through its bank line of credit will provide sufficient capital resources for current operations and planned product introductions.


                                 BALANCE SHEETS

                                                                                      December 31,
(In thousands, except share data)                                                  1996         1995

ASSETS:
Current assets:
   Cash and cash equivalents ...............................................     $  5,988      $  1,291
   Marketable securities ...................................................        1,542         1,022
   Accounts receivable (net of allowance of $212 for 1996, and $57 for 1995)        8,109         4,196
   Inventory ...............................................................        4,926         6,173
   Refundable income taxes .................................................           --         1,177
   Other current assets ....................................................          304           384

Total current assets .......................................................       20,869        14,243

Property and equipment:

   Tooling .................................................................        6,057         4,449
   Equipment and fixtures ..................................................        6,569         4,587

                                                                                   12,626         9,036

   Less accumulated depreciation ...........................................        3,003         1,870

                                                                                    9,623         7,166

Deferred income taxes ......................................................        1,512         1,512

Patents (net of accumulated amortization) ..................................          766           701
Other assets ...............................................................          487            --

Total assets ...............................................................     $ 33,257      $ 23,622


LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
   Accounts payable ........................................................     $  6,483      $  2,912
   Accrued facility relocation costs .......................................          608            --
   Accrued marketing expenses ..............................................          861           468
   Accrued coop advertising ................................................        1,050           466
   Other accrued expenses ..................................................        2,124           346

Total current liabilities ..................................................       11,126         4,192

Long-term debt .............................................................       15,000            --

Commitments

Shareholders' equity:

   Common stock, $.01 per value par value:
       Authorized shares -- 100,000,000

       Issued and outstanding shares 1996-- 4,325,710 and 1995-- 4,256,723 .           43            42
   Additional paid-in capital ..............................................       20,313        20,114
   Retained earnings (deficit) .............................................      (13,225)         (726)

Total shareholders' equity .................................................        7,131        19,430

Total liabilities and shareholders' equity .................................     $ 33,257      $ 23,622



See accompanying notes.


                            STATEMENTS OF OPERATIONS

                                                         Year ended December 31,
(In thousands, except per share data)              1996          1995          1994


Net sales ..................................     $ 33,277      $ 22,921      $ 16,671
Cost of products sold ......................       20,756        13,959         7,897

Gross profit ...............................       12,521         8,962         8,774

Operating expenses:

   Selling, general and administrative .....       21,803        14,692         5,240
   Research and development ................        2,007         2,021         1,064
   Facility relocation costs ...............          973            --            --

                                                   24,783        16,713         6,304

Income (loss) from operations ..............      (12,262)       (7,751)        2,470

Other income (expense):

   Interest income .........................          220           551           508
   Interest expense ........................         (457)         (126)          (52)

Income (loss) before income taxes ..........      (12,499)       (7,326)        2,926
Income tax expense (benefit) ...............           --        (2,564)          907

Net income (loss) ..........................     $(12,499)     $ (4,762)     $  2,019


Net income (loss) per share ................     $  (2.90)     $  (1.12)     $    .50

Weighted average number of common and common
   equivalent shares outstanding ...........        4,307         4,239         4,056



See accompanying notes.


                            STATEMENTS OF CASH FLOWS

                                                                         Year ended December 31,
(In thousands)                                                       1996          1995         1994

OPERATING ACTIVITIES
Net income (loss) ............................................     $(12,499)     $(4,762)     $  2,019
Adjustments to reconcile net income (loss) to net cash used in operating activities:

       Depreciation and amortization .........................        1,396          852           452
       Write off of leasehold improvements ...................          365           --            --
       Deferred income taxes .................................           --       (1,775)          101
       Changes in operating assets and liabilities:
          Accounts receivable ................................       (3,913)        (207)       (2,401)
          Inventory ..........................................        1,247       (3,554)       (1,630)
          Refundable income taxes ............................        1,177         (975)         (202)
          Other current assets ...............................           80           69          (307)
          Other assets .......................................         (487)          --            --
          Accounts payable ...................................        3,571        1,489           897
          Accrued expenses ...................................        3,363          807          (197)

Net cash used in operating activities ........................       (5,700)      (8,056)       (1,268)

INVESTING ACTIVITIES

Purchase of marketable securities ............................      (12,185)      (2,511)       (3,805)
Sale of marketable securities ................................       11,665        4,963            --
Purchase of investments ......................................           --         (614)       (2,583)
Sale of investments ..........................................           --        5,116         2,571
Purchase of property and equipment ...........................       (4,117)      (4,601)       (2,802)
Purchase of patents ..........................................         (166)        (216)         (181)

Net cash (used in) provided by investing activities ..........       (4,803)       2,137        (6,800)

FINANCING ACTIVITIES

Proceeds from issuance of stock ..............................           --           --        11,991
Proceeds from issuance of long-term debt .....................       15,000           --            --
Exercise of stock options and warrants .......................          334        1,342           231
Common stock acquired ........................................         (134)         (45)          (13)

Net cash provided by financing activities ....................       15,200        1,297        12,209


Increase (decrease) in cash and cash equivalents .............        4,697       (4,622)        4,141
Cash and cash equivalents at beginning of year ...............        1,291        5,913         1,772

Cash and cash equivalents at end of year .....................     $  5,988      $ 1,291      $  5,913


See accompanying notes.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                             Retained
                                                           Common Stock      Additional      Earnings
(In thousands, except share data)                       Shares     Amount  Paid-in Capital  (Deficit)       Total
December 31, 1993 ...............................      2,969,075      $30     $  6,620      $  2,017      $  8,667
   Common stock issued for cash in stock offering        957,500       10       11,941            --        11,951
   Stock options and warrants exercised .........         73,623       --          231            --           231
   Employee stock purchase plan .................          2,986       --           40            --            40
   Common stock acquired ........................           (770)      --          (13)           --           (13)
   Net income for year ..........................             --       --           --         2,019         2,019

December 31, 1994 ...............................      4,002,414       40       18,819         4,036        22,895
   Stock options and warrants exercised .........        251,525        2        1,270            --         1,272
   Employee stock purchase plan .................          5,312       --           70            --            70
   Common stock acquired ........................         (2,528)      --          (45)           --           (45)
   Net loss for year ............................             --       --           --        (4,762)       (4,762)

December 31, 1995 ...............................      4,256,723       42       20,114          (726)       19,430
   Stock options and warrants exercised .........         71,375        1          272            --           273
   Employee stock purchase plan .................          6,874       --           61            --            61
   Common stock acquired ........................         (9,262)      --         (134)           --          (134)
   Net loss for year ............................             --       --           --       (12,499)      (12,499)

December 31, 1996 ...............................      4,325,710      $43     $ 20,313      $(13,225)     $  7,131


See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1996

NOTE 1

Business Activity

Recovery Engineering, Inc., (the Company) manufactures and markets low energy desalinators, antimicrobial water purifiers and micro filters, and residential water filters sold primarily to retailers under the PUR brand name for residential, marine, military and recreational use in the United States and foreign markets.

NOTE 2

Summary of Significant Accounting Policies

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Marketable securities and investments are classified as available for sale and consist primarily of commercial paper, U.S. Treasury Notes and municipal bonds. At December 31, 1996 and 1995, the market value of marketable securities and investments approximates cost.

     The Company manufactures and sells its products to companies in diversified industries. Sales are recorded upon ship ment of product. The Company performs periodic credit evaluation of its customers' financial condition and generally does not require collateral. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 days. Credit losses relating to customers consistently have been within management's expectations.

     Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventory cost elements consist of raw materials, purchased parts, direct labor and applied manufacturing overhead.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123. Accordingly, the Company has made pro forma disclosures of what net loss and loss per share would have been had the provisions of State ment 123 been applied to the Company's stock options.

     Property and equipment are stated at cost. The Company depreciates these assets over their estimated useful lives ranging from three to ten years.

      Patents are stated at cost and are amortized on a straight-line basis ranging from three to fifteen years. The carrying value of a patent will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that patent cost will not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization period, the Company's carrying value of the patents will be reduced by the estimated shortfall of cash flows.

      Deferred financing costs which are included in other assets are being amortized over a five year period.

      The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

      Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations were $9,541,000, $6,372,000 and $1,214,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

      Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     Net income per share of Common Stock is computed by dividing net income by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the period. Common Stock equivalents from stock options and warrants are excluded from computing net loss per share as their effect is antidilutive.

NOTE 3

Inventories

Inventories consist of the following:

                                     December 31
                                   1996        1995

Finished goods...............    $3,353,000  $2,308,000
Work in progress.............        95,000     303,000
Raw materials................     1,478,000   3,562,000

                                 $4,926,000  $6,173,000


NOTE 4

Debt

Long-term debt consists of a $15 million convertible loan with Goldman, Sachs & Co. which bears interest at 5% per annum and expires in 2003. Interest on the loan is paid quarterly. Goldman, Sachs & Co. may convert the outstanding balance of the loan into shares of Common Stock at a conversion price of $15 per share at any time during the life of the loan. If not converted, the loan is payable in annual installments starting August 2001.

     Subsequent to December 31, 1996 the Company secured a $14 million credit facility with a bank. The credit facility consists of a $10 million working capital line-of-credit which bears interest at the bank reference rate plus 1.25%, limited to eligible receivables and inventory. The facility also contains a $4 million equipment loan which contains an eighteen month draw down period wherein only interest payments at the bank reference rate plus 2.50% are due. Principal payments will be amortized over 42 months thereafter. Borrowings under this agreement are limited to $10 million in 1997 by provisions in the convertible loan agreement. In connection with the acquisition of the credit facility, the Company issued warrants to the bank for the purchase of 80,000 shares of Common Stock at $7.00 per share. The warrants cannot be exercised until September 1998 and expire six years from the effective date of the credit facility.

NOTE 5

Stock Options and Warrants

The Company has incentive and non-qualified stock option plans which it uses as an incentive for directors, officers, and other employees, consultants and technical advisors. Options are granted at fair market values determined on the date of grant and vesting normally occurs over a four year period.

     On September 7, 1993, the Company adopted the 1993 Director Stock Option Plan. The purpose of this non-qualified stock option plan is to provide non-employee directors with an automatic annual stock option grant at 85% of fair market value on the date of grant.

Shares available and options outstanding are as follows:


                                                                                   Weighted
                                                                                   Average
                         Plan Options       Plan         Non-Plan   Director Plan  Exercise
                           Available       Options        Options      Options       Price
                           for Grant     Outstanding    Outstanding  Outstanding   Per Share
Balance at
 January 1, 1993 ...          8,658         555,500        1,000        5,000       $ 3.13
   Additional shares
    reserved .......        350,000              --           --           --           --
   Granted .........        (86,297)         86,297           --        5,000        12.66
   Exercised .......             --         (23,122)        (500           --         2.55
   Canceled ........          8,250          (8,250           --           --        10.86

Balance at
 December 31, 1994 .        280,611         610,425          500       10,000         4.32
   Additional shares
    reserved .......        350,000              --           --           --           --
   Granted .........       (306,475)        306,475           --        8,000        13.86
   Exercised .......             --        (251,525)          --           --         2.30
   Canceled ........         14,125         (14,125)          --           --        12.90

Balance at
 December 31, 1995 .        338,261         651,250          500       18,000         8.97
   Granted .........       (410,850)        410,850           --        7,000        12.04
   Exercised .......             --         (71,375)          --           --         3.75
   Canceled ........         95,700         (95,700)          --           --        11.27

Balance at
 December 31, 1996 .         23,111         895,025          500       25,000       $ 9.77


The weighted average fair value of options granted in 1996 and 1995 was $6.35 and $6.77 per share, respectively. The exercise price of options outstanding at December 31, 1996 ranged from $2.50 to $14.63 per share as summarized in the following table:

                                  Weighted
                     Number        Average         Number   Weighted Average
    Range of      Outstanding     Remaining      Exercisable  Exercise Price
Exercise Prices   at 12/31/96  Contractual Life  at 12/31/96    Per Share

$ 2.50 - $ 5.00     207,000         2 years         197,000      $ 2.50
$ 5.01 - $10.00     101,000        10 years          12,500        8.33
$10.01 - $12.00     210,025         9 years          48,350       10.25
$12.01 - $14.63     402,500        10 years         145,500       13.78

$ 2.50 - $14.63     920,525         8 years         403,350      $ 7.68


     The number of stock options exercisable at December 31, 1995 and 1994 were 391,025 and 478,175, respectively, at a weighted average price of $7.30 and $2.65, respectively.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively; risk-free interest rate of 6%; volatility factor of the expected market price of the Company's common stock of
 .46 and a weighted-average expected life of the option of 6 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions



                                    PAGE 14



can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                             1996            1995

Pro forma net loss...................    $(13,102,000)   $(5,024,000)
Pro forma net loss per common share..    $      (3.05)   $     (1.19)


     These pro forma amounts may not be indicative of future years' amounts since the statement provides for a phase in of option values beginning with those granted in1995.

     The Company has a warrant outstanding for the purchase of 57,500 shares of Common Stock at $8.40 per share, which expires in 1998.

     The Company has an Employee Stock Purchase Plan with 100,000 shares reserved for issuance under the plan. During 1996 and 1995, 6,874 and 5,312 shares were issued under the plan at prices ranging from $5.84 to $13.66. Approximately 85,000 shares remain reserved for future issuance.

NOTE 6

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     Year ended December 31,
                                                     1996              1995

Deferred tax assets:
  Net operating loss carryforward .........       $ 5,590,000        $1,400,000
  Tax benefit of nonqualified stock options           530,000           530,000
  Warranty reserve ........................           130,000            29,000
  Inventory obsolescence ..................            81,000            40,000
  Bad debt reserve ........................            76,000            20,000
  Facility relocation costs ...............           350,000                --
  Accrued expenses ........................           165,000                --
  Other ...................................            34,000            24,000

Total deferred tax assets .................         6,956,000         2,043,000
Deferred tax liabilities:
  Tax depreciation in excess of financial
    reporting depreciation ................           769,000           357,000
  Tax amortization of patents in excess
    of financial reporting amortization ...           116,000           111,000

  Total deferred tax liabilities ..........           885,000           468,000

  Net deferred tax ........................         6,071,000         1,575,000
  Valuation allowance .....................        (4,496,000)               --

  Deferred tax assets .....................       $ 1,575,000        $1,575,000


     Significant components of the provision for income taxes are as follows:

                                   Year ended December 31,
                          1996              1995             1994

Current:
  Federal ....        $       --        $(1,256,000)       $744,000
  State ......                --                 --          80,000

Total current                 --         (1,256,000)        824,000


Deferred:
  Federal ....                           (1,158,000)         78,000
  State ......                             (150,000)          5,000

Total deferred                --         (1,308,000)         83,000

                      $       --        $(2,564,000)       $907,000


     The Company has a net operating loss carryforward of $15,555,000 which expires in 2011. Cash paid for income taxes amounted to $0, $31,000, and $1,524,000 in 1996, 1995, and 1994, respectively.

     A reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate is as follows:

                                                      Year ended December 31,
                                           1996              1995              1994
Income taxes (benefit) at
  statutory rate (34%) .........       $(4,249,000)       $(2,491,000)        $ 995,000
State tax net of federal benefit          (255,000)          (100,000)           53,000
Research and development
  tax credits ..................                --                 --           (47,000)
Benefit of Foreign
  Sales Corporation ............                --                 --           (70,000)
Effect of tax rate changes on
  NOLcarryback .................                --            171,000                --
Valuation allowance ............         4,496,000                 --                --
Other ..........................             8,000           (144,000)          (24,000)

Provision (benefit) for
  income taxes .................         $      --        $(2,564,000)        $ 907,000

Effective rate .................                --                 35%               31%



NOTE 7

Retirement Salary Savings Plan

The Company has a defined contribution 401(k) plan that covers all full-time employees who have one year of vested service. Employees are allowed to contribute up to 15% of their pre-tax income to the plan. Employee salary deferrals are matched by the Company at a rate of 100% of the first 1% of salary deferred and 25% of the next 4% of salary deferred. The Company contributions to this plan for each of the years ended December 31, 1996, 1995, and 1994 were $61,000, $34,000, and $18,000, respectively.

NOTE 8

Sales and Segment Information

The Company, operating in a single business segment, designs, manufactures and markets water purification products. The Company's manufacturing and distribution operations are located within the United States. Export sales for 1996, 1995, and 1994 amounted to $3.9 million, $2.6 million, and $3.1 million, respectively. During 1996, three customers accounted for approximately 23% of the total net sales. During 1995, four customers accounted for approximately 39% of the total net sales. During 1994, two customers accounted for approximately 39% of the total net sales.

NOTE 9

Commitments

      The Company has noncancelable operating lease agreements for its facilities in Minneapolis, Minnesota extending through December 2000. Under the terms of the lease agreements, the Company is responsible for base rent and all operating costs associated with the building. Total rent expense was $469,000, $393,000 and $200,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Future minimum rental lease commitments are as follows: 1997 -- $281,000; 1998 -- $256,000; 1999 -- $228,000; 2000 -- $249,000.

      In the fourth quarter of 1996, management approved the Company's plan to relocate to a new facility. In 1997, the Company entered into a noncancelable operating lease agreement for a new facility in Brooklyn Park, Minnesota extending through April 2007. Under the terms of the lease agreement, the Company will be responsible for base rent and all operating costs associated with the building. Future minimum rental lease commitments are as follows: 1997 -- $462,000; 1998 -- $613,000; 1999 -- $613,000; 2000 -- $613,000; 2001 --
$613,000; thereafter - $3,676,000.

      The Company provided a reserve of $973,000 at December 31, 1996, for costs primarily related to the writedown of certain fixed assets, buildout costs, future lease payments on the original lease, and real estate commissions associated with the relocation to its new facility.



                                    PAGE 15


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Recovery Engineering, Inc.

We have audited the accompany balance sheets of Recovery Engineering, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recovery Engineering, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
January 31, 1997

                                  COMMON STOCK

Recovery Engineering, Inc. common stock is listed on the Nasdaq National Market under the symbol: REIN. The following table details, for the periods indicated, the high and low closing sale prices for the company's stock as reported by
Nasdaq:

                         1996               1995
                     High     Low        High    Low

1st Quarter......... $15.75  $ 8.25     $19.25  $13.50
2nd Quarter.........  17.50   10.25      18.00   13.75
3rd Quarter.........  14.25   11.50      16.50   11.50
4th Quarter.........  12.38    6.50      16.25   12.75


As of March 7, 1997, there were 221 shareholders of record for the company's common stock and approximately 2,202 other beneficial owners whose stock is held in street name at brokerage houses. Recovery Engineering has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

                         QUARTERLY FINANCIAL INFORMATION

(Unaudited - in thousands, except per share data)

                                       1996 Quarter Ended
                     March 31        June 30        Sept. 30        Dec. 31

Sales .........       $ 6,440        $ 6,598        $ 11,001        $ 9,238
Gross profit ..         2,454          2,522           4,239          3,306
Net loss ......        (1,921)        (1,722)         (2,916)        (5,940)
Net loss per
   common share          (.45)          (.40)           (.67)         (1.37)

                                       1995 Quarter Ended
                     March 31        June 30        Sept. 30        Dec. 31

Sales .........       $ 5,208        $ 3,608        $  8,211        $ 5,894
Gross profit ..         2,475          1,466           3,671          1,350
Net income (loss)..       273           (901)            (85)        (4,049)
Net income (loss) per
   common share           .06           (.21)           (.02)          (.95)



                             SELECTED FINANCIAL DATA

(In thousands, except per share data)                         Years Ended December 31,
Operations Data:                           1996            1995           1994          1993          1992
Sales ............................       $ 33,277        $ 22,921        $16,671       $10,292       $7,282
Gross profit .....................         12,521           8,962          8,774         5,304        3,428
Pretax income (loss) .............        (12,499)         (7,326)         2,926         2,202        1,101
Income taxes (benefit) ...........             --          (2,564)           907           705          297
Net income (loss) ................        (12,499)         (4,762)         2,019         1,497          804
Net income (loss) per common share       $  (2.90)       $  (1.12)       $   .50       $   .45       $  .32
Average shares outstanding .......          4,307           4,239          4,056         3,318        2,539


                                                                       December 31,
Balance Sheet Data:                         1996            1995           1994          1993          1992

Total assets .....................       $ 33,257        $ 23,622        $25,054       $10,025       $4,036
Working capital ..................          9,743          10,051         14,754         7,458        1,886
Long-term debt ...................         15,000              --             --            --           --
Shareholders' equity .............          7,131          19,430         22,895         8,667        3,142


                                    PAGE 16