Form 10-K, Exhibit 13
period 1999-01-03
RECOVERY ENGINEERING INC
filed 1999-04-02
CIK 818203

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
     The Company designs, manufactures and markets proprietary small-scale drinking water systems under the P-UR brand name for the household, recreational and military markets. These products include a line of self-monitoring water filters for household use, a rugged line of portable drinking water systems for outdoor enthusiasts and international travelers, and a line of low-energy, reverse osmosis desalinators for offshore marine, commercial life raft and military use. P-UR household products, which accounted for more than 87% of the Company's net sales in 1998, are distributed through approximately 35,000 retail outlets in the United States and Canada, including Costco, Wal-Mart, Sears, Target, Kmart, Macy's and Walgreens.

     The Company was founded in 1986, and initially developed a line of reverse osmosis desalinators for the United States Navy and other military and offshore marine users. The Company subsequently developed a line of P-UR antimicrobial water purifiers and microfilters for use by outdoor enthusiasts and international travelers.
The Company has a dominant position in each of these markets.

     The Company entered the retail water filter market in late 1994. Recognizing that a significant portion of revenues in the household market would be derived from recurring sales of replacement cartridges, the Company pursued a strategy of building brand name recognition for P-UR products and developing an installed base of its products to promote recurring sales of replacement cartridges. To implement this strategy, the Company invested significant resources to develop advanced filtration and monitoring technologies, launch a broad range of products at a variety of price points, expand distribution of its products, and provide high levels of consumer and trade advertising support. The Company has also developed and implemented automated manufacturing and assembly processes for its household products, which enables it to manufacture nearly all of the filter elements for such products, reducing the Company's costs and enhancing its ability to respond to retailers' needs.

     The Company's net sales increased from $10,292,000 in 1993 to $76,965,000 in 1998. The increase in net sales was primarily the result of the Company's successful entry into the household water filter market. Future increases in net sales are also expected to be derived principally from the sale of household water filter systems and replacement cartridges to consumers through retail outlets. The Company believes that its aggressive campaign to build brand name recognition for P-UR products has contributed significantly to the increase in net sales. Net sales have also increased as a result of the sale of replacement filter cartridges to the growing installed base of owners of P-UR water filter systems. The sale of replacement cartridges is expected to constitute an increasing portion of the net sales in future periods as the size of the installed base continues to increase.

     Selling, general and administrative expenses include advertising and promotional expenses. To implement its strategy of building brand name recognition for P-UR products and developing an installed base of its products to promote the sale of replacement filter cartridges, the Company has invested heavily in advertising and promotional programs. In 1998, such expenses were incurred in connection with the introduction and promotion of new products for the household market. The Company intends to continue strategically expanding its distribution network and seek additional distribution channels to solidify its position in the household water filter market.

RESULTS OF OPERATIONS
     The following table sets forth, for the periods indicated, certain items from the Company's statements of operations, expressed as a percentage of net sales.

                                                                         YEAR ENDED
                                                     --------------------------------------------------------------

                                                        DECEMBER 31,    DECEMBER 31,     JANUARY 3,
                                                            1996            1997            1999
                                                     --------------------------------------------------------------
Net sales.........................................         100.0%          100.0%          100.0%
Cost of products sold.............................          62.4            52.5            52.3
                                                     --------------------------------------------------------------
Gross profit......................................          37.6            47.5            47.7
Operating expenses:
  Selling, general and administrative.............          65.5            46.1            54.1
  Research and development........................           6.0             4.3             5.5
  Facility relocation costs.......................           2.9              --              --
  Equipment disposal costs........................            --              --             0.7
                                                     --------------------------------------------------------------
                                                            74.4            50.4            60.3
                                                     --------------------------------------------------------------
Loss from operations..............................         (36.8)           (2.9)          (12.6)
Other income (expense):
  Interest income and other.......................           0.7             0.1             0.8
  Interest expense and other.....................           (1.4)           (2.0)           (2.0)
                                                     --------------------------------------------------------------
Loss before income taxes..........................         (37.5)           (4.8)          (13.8)
Income tax expense (benefit)......................            --              --              --
                                                     --------------------------------------------------------------
Net loss..........................................         (37.5)%          (4.8)%         (13.8)%
                                                     ==============================================================


YEAR ENDED JANUARY 3, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1997
     Net sales increased 8.0% to $76,965,000 in 1998 from $71,243,000 in 1997.
This $5,722,000 increase in net sales was attributable primarily to an increase of $6,720,000 in sales of the Company's P-UR household water filter products, offset by a decrease of $1,675,000 in sales of reverse osmosis desalinators to military customers. Sales of household products increased 11.1% to $67,204,000 in 1998 from $60,484,000 in 1997. This was due to increased sales of the Company's existing P-UR household water filtration products and the rollout of new products introduced at the International Housewares Show in January 1998, including the P-UR Plus pour-through products and the P-UR Ultimate faucet-mount water filter. Sales of filter systems decreased slightly in 1998 compared to 1997 while the sale of replacement cartridges increased over that same period. Retail sell-through of the Company's household water filters to consumers increased approximately 90% from 1997 to 1998. Despite this large increase in consumer sell-through, sales of household products only increased 11.1% from 1997 to 1998 due to the large amount of initial stocking orders to new accounts in 1997. In 1997, the Company significantly expanded the number of its retail outlets and 45% of the Company's household system sales were to stock retailers' shelves. That expansion was largely completed in 1997, with some incremental additions through the second quarter of 1998. In 1998, only approximately 10% of the Company's household system sales were for retailer inventories, which is approximately $18,000,000 less than in 1997. The increase in the revenue from the sale of household water filters was also offset by a decrease of $2,834,000 in sales of OEM water filters to Braun AG, which were discontinued upon termination of the Company's contract with Braun AG in December 1997. Revenues from the sale of outdoor systems to consumers increased, but at a lower rate than revenues from the sale of household water filters. Price increases did not have a significant impact on net sales for 1998.

     Gross profit as a percentage of net sales increased to 47.7% in 1998 from 47.5% in 1997. The increase in gross profit as a percentage of net sales in 1998 was mainly due to the implementation of automated manufacturing and assembly processes, reductions in cost of materials, and an increase in sales of higher margin household products and replacement filter cartridges as a percentage of net sales. The gross profit percentage also increased due to a higher volume of sales over which to spread fixed costs. These increases were partially offset by costs related to the introduction of the P-UR Plus pitcher, the P-UR Plus dispenser and the P-UR Ultimate faucet-mount water filter.

     Selling, general and administrative expenses increased to $41,657,000 in 1998 from $32,815,000 in 1997, representing 54.1% and 46.1% of net sales, respectively. The increase in selling, general and administrative expenses was attributable primarily to advertising and promotional expenses related to the continued rollout and expansion of the Company's line of household water filters. Advertising costs increased to $20,405,000 in 1998 from $14,602,000 in 1997, and accounted for 65.6% of the increase in selling, general and administrative expenses in 1998 relative to 1997. Although the Company expects to continue its investment in marketing and advertising expenditures, the Company believes that selling, general and administrative expenses will, as a percentage of net sales, decrease in 1999.

     Research and development expenses increased to $4,186,000 in 1998 compared to $3,082,000 in 1997, representing 5.5% and 4.3% of net sales, respectively. The Company expects that research and development expenses will continue to increase in 1999 as it continues to develop new technology and product line extensions.

     Interest income and other income increased to $598,000 in 1998 from $43,000 in 1997 due to increased balances of cash and cash equivalents as a result of the Company's public offering which was completed April 28, 1998, as well as the proceeds from the over-allotment option completed May 18, 1998. Interest expense and other expense increased to $1,536,000 in 1998 from $1,427,000 in 1997. The increase in interest expense and other expense is mainly due to higher interest expense on the Company's line of credit, which was established in March 1997 and repaid by the Company subsequent to the public offering in April 1998.

     The Company's effective income tax rate for 1998 and 1997 was 0%. The Company recorded a valuation allowance for the tax benefit related to the net operating losses for 1998 and 1997. The Company had net operating tax loss carryforwards of $34,023,000 at January 3, 1999.


YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996
     Net sales increased 114.1% to $71,243,000 in 1997 from $33,277,000 in 1996.
This $37,966,000 increase in net sales was attributable primarily to an increase of $38,378,000 in sales of the Company's P-UR household water filter products, offset by a decrease of $1,540,000 in sales of reverse osmosis desalinators to military customers. Sales of household products, including OEM water filters, increased 173.6% to $60,484,000 in 1997 from $22,106,000 in 1996, reflecting increased sales of filter systems and replacement cartridges, and the introduction of the P-UR Plus faucet-mounted filter and the P-UR under-sink models. Revenues from the sale of outdoor systems to consumers also increased, but at a significantly lower rate than revenues from the sale of household water filters. Sales of OEM water filters to Braun AG were discontinued upon expiration of the Company's contract with Braun AG in December 1997. Price increases did not have a significant impact on net sales for 1997.

     Gross profit as a percentage of net sales increased to 47.5% in 1997 from 37.6% in 1996. The increase in gross profit as a percentage of net sales in 1997 was due to the implementation of automated manufacturing and assembly processes, reductions in costs of materials, and an increase in sales of higher margin household products and replacement filter cartridges as a percentage of net sales.

     Selling, general and administrative expenses increased to $32,815,000 in 1997 from $21,803,000 in 1996, representing 46.1% and 65.5% of net sales, respectively. The increase in selling, general and administrative expenses was attributable primarily to advertising and promotional expenses related to the continued rollout and expansion of the Company's line of household water filters. Advertising costs increased to $14,602,000 in 1997 from $9,541,000 in 1996, and accounted for 46.0% of the increase in selling, general and administrative expenses in 1997 relative to 1996.

     Research and development expenses increased to $3,082,000 in 1997 from $2,007,000 in 1996, representing 4.3% and 6.0% of net sales, respectively.

     Interest income and other income decreased to $43,000 in 1997 from $220,000 in 1996 due to decreased balances of cash, cash equivalents and marketable securities. Interest expense and other expense increased to $1,427,000 in 1997 from $457,000 in 1996 due mainly to interest on the Company's line of credit, which was established in 1997, and a full year of interest on the Company's long-term debt in 1997 compared with six months of interest in 1996.

     The Company's effective income tax rate for 1997 and 1996 was 0%. The Company recorded a valuation allowance for the tax benefit related to the net operating losses for 1997 and 1996.


LIQUIDITY AND CAPITAL RESOURCES
     Cash used in operations was $11,431,000 in 1998, $9,023,000 in 1997, and
$5,700,000 in 1996. The reduction in cash flow from operations in 1998 resulted primarily from the net loss, an increase in inventories, and decreases in accounts payable and accrued expenses. These factors were offset by a reduction in accounts receivable in 1998. Cash used in operations in 1997 was primarily the result of the net loss and an increase in inventories and accounts receivable. In 1996, the reduction in cash flow from operations resulted primarily from the net loss and an increase in accounts receivable. In 1997 and 1996, the decrease in cash flow was partially offset by increases in accounts payable and accrued liabilities.

     Capital expenditures were $6,167,000 in 1998 compared with $5,881,000 in 1997 and $4,117,000 in 1996. The capital expenditures in 1998 were primarily to purchase tooling and manufacturing equipment. The Company anticipates continued expenditures for tooling and manufacturing equipment purchases associated with product development and an increase in overall production capacity. The Company anticipates that these expenditures will total approximately $4,000,000 in 1999.

     In July 1996, the Company issued $15.0 million of Convertible Notes to certain investment partnerships affiliated with The Goldman Sachs Group, L.P. ("GS Group") which bear interest at 5% per annum and expire in 2003. Interest on the loan is paid quarterly. GS Group may convert the outstanding balance of the loan into shares of Common Stock at a conversion price of $14.85 per share at any time during the life of the loan. If not converted, the loan is payable in annual installments starting August 2001. The estimated fair value of the convertible loan based on the Company's incremental borrowing rate for similar liabilities, approximates its carrying value.

     The Company had no borrowings outstanding under its bank credit facility at January 3, 1999, compared with $7,161,000 at December 31, 1997. This credit facility, established in March 1997 and amended in March 1998, provides for total borrowings up to $15,000,000 secured by equipment, inventory, receivables, and intangibles. The credit facility is a discretionary working capital line of credit, limited to eligible receivables and inventory, which bears interest at the bank's reference rate plus 0.75 percent. Borrowings are due on demand. Pursuant to the Company's agreement with GS Group, borrowings are limited to $12,500,000 in 1998 and 1999.

     The Company completed a public offering of Common Stock on April 28, 1998 netting approximately $33,200,000 from the sale of 1,190,000 shares. The Common Stock was priced at $30.00 per share. All of the shares were sold by the Company. On May 18, 1998, the underwriters purchased an additional 178,500 shares of Common Stock pursuant to the exercise of their over-allotment option, which resulted in additional net proceeds to the Company of approximately $5,000,000.

     Management believes that anticipated cash flows from operations, funds available through its bank credit facility and the net proceeds from the sale of securities will provide sufficient capital resources for current operations, expansion of plant capacity and product development through 2000. The Board of Directors currently intends to retain all earnings for expansion of the Company's business.

     The Company had recorded $1,575,000 of net deferred tax assets at January 3, 1999 resulting from net operating loss carryforwards and the tax effects of temporary differences between tax bases and financial statement carrying amounts of existing assets and liabilities. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management believes that, at a minimum, it is more likely than not that future taxable income over the next three years will be sufficient to realize the recorded asset.

     At January 3, 1999, the Company had net operating tax loss carryforwards available to offset future taxable income of approximately $34,023,000 million. The net operating loss carryforwards expire as follows: $4,986,000 million in year 2010, $11,493,000 million in 2011, $7,185,000 million in 2012, and
$10,359,000 million in 2018, and may be subject to limitations under Section 382 of the Internal Revenue Code due to changes in equity ownership of the Company.


ACCOUNTING STATEMENTS
     In 1998, the FASB issued Statements No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits, and No. 133 Accounting for Derivative Instruments and Hedging Activities. Statement No. 132 is effective for fiscal years beginning after December 15, 1997 and Statement No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption by the Company of these statements in January 1998 and January 1999, respectively, did not and is not expected to have a material impact on the Company's financial statements.


YEAR 2000 ISSUES
     The Company understands the Year 2000 ("Y2K") issue to be the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems would be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations either through internal failures or through the effect of failures which might happen externally, and which could have a material adverse effect on the Company's financial position.

     In 1998, the Company developed a three-phase program for Y2K information systems readiness. The intent of Phase I was to identify those systems with which the Company has exposure to Y2K issues and assess the ability to make them Y2K ready. The intent of Phase II was to implement corrective actions to remedy issues discovered in Phase I. The intent of Phase III is to test all remedial corrective actions taken and, if necessary, complete a contingency plan.

     The Company has identified three major areas determined to be critical for successful Y2K readiness: (1) financial and information system applications, (2) manufacturing automation and (3) third-party relationships.

     The Company, in accordance with Phase I of the program, has completed an internal review of all systems and contacted all software suppliers to determine major areas of exposure to Y2K issues. In the financial and information system area, a number of applications have been identified as Y2K ready due to their recent implementation, and no material issues were discovered. These include the Company's core financial and reporting systems. In the manufacturing area, the Company has completed its review and did not find any material issues. In the third-party area, the Company continues its assessment of its major third parties. Many of these parties state that they intend to be Y2K ready by 2000. The Company has recently completed Phase II of the program and intends to complete Phase III by mid 1999.

     The Company is in the process of determining what total costs will be incurred in connection with its Y2K readiness initiatives. Expenses incurred to date are not material and future expenses estimated by the Company are not expected to be material. The Company will fund all Y2K readiness expenses through operating cash flows.

     Management of the Company believes it has an effective program in place to resolve Y2K issues in a timely manner. As noted above, the Company has not yet completed all necessary phases of its Y2K readiness program. In the event that the Company does not complete any additional phases or is exposed to Y2K problems beyond its reasonable control, the Company may be unable to take customer orders, manufacture and ship products, invoice customers or collect payments, and may be generally subject to litigation or disruptions in the economy which could materially adversely affect the Company. The amount of potential liability or lost revenue that might result from such events cannot be reasonably estimated at this time.


FORWARD-LOOKING STATEMENTS
     This report (as well as press releases, other public documents, other written statements and oral statements made or to be made by the Company) contains statements relating to future events or the future financial performance of the Company which are forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of economic conditions, continued customer acceptance of products, the Company's reliance on proprietary technology, pending patent litigation, product obsolescence, the Company's ability to manage growth, risks associated with international operations, competition, product liability, and other factors described from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K.

                                 BALANCE SHEETS

                                                                               DECEMBER 31,        JANUARY 3,
(In thousands, except share data)                                                  1997               1999
                                                                            ---------------------------------------
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents...............................................       $     261          $  14,000
  Accounts receivable (net of allowance of $314 for 1997
   and $308 for 1998).....................................................          16,236             15,389
  Inventory...............................................................           7,594             10,661
  Other current assets....................................................           1,522                620
                                                                            ---------------------------------------
Total current assets......................................................          25,613             40,670
Property and equipment:
  Tooling.................................................................           7,307              9,547
  Equipment and fixtures..................................................          11,200             14,109
                                                                            ---------------------------------------
                                                                                    18,507             23,656
  Less accumulated depreciation...........................................           4,771              7,004
                                                                            ---------------------------------------
                                                                                    13,736             16,652
                                                                            ---------------------------------------
Deferred income taxes.....................................................           1,512              1,512
Patents (net of accumulated amortization of $1,039 for 1997
 and $1,172 for 1998).....................................................             732                729
Other assets..............................................................             676                313
                                                                            ---------------------------------------
Total assets..............................................................       $  42,269          $  59,876
                                                                            =======================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank line of credit.....................................................      $    7,161          $      --
  Accounts payable........................................................           8,336              5,740
  Accrued marketing expenses..............................................           1,781              1,003
  Accrued co-op advertising...............................................           2,138              2,994
  Other accrued expenses..................................................           3,622              2,868
                                                                            ---------------------------------------
Total current liabilities.................................................          23,038             12,605
Long-term debt............................................................          15,000             15,000
Commitments
SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value:
    Authorized shares - 100,000,000
    Issued and outstanding shares
     1997 - 4,548,249 and 1998 - 6,012,281................................              45                 60
  Additional paid-in capital..............................................          21,364             59,977
  Note receivable from sale of stock......................................            (498)              (498)
  Retained earnings (deficit).............................................         (16,680)           (27,268)
                                                                            ---------------------------------------
Total shareholders' equity................................................           4,231             32,271
                                                                            ---------------------------------------
Total liabilities and shareholders' equity................................       $  42,269          $  59,876
                                                                            =======================================

SEE ACCOMPANYING NOTES

                            STATEMENTS OF OPERATIONS

                                                                                   YEAR ENDED
                                                                ---------------------------------------------------
                                                                 DECEMBER 31,     DECEMBER 31,     JANUARY 3,
(In thousands, except per share data)                                1996             1997            1999
                                                                ---------------------------------------------------

Net sales..................................................       $ 33,277          $ 71,243       $  76,965
Cost of products sold......................................         20,756            37,417          40,218
                                                                ---------------------------------------------------

Gross profit...............................................         12,521            33,826          36,747
Operating expenses:
  Selling, general and administrative......................         21,803            32,815          41,657
  Research and development.................................          2,007             3,082           4,186
  Facility relocation costs................................            973                --              --
  Equipment disposal costs.................................             --                --             554
                                                                ---------------------------------------------------

                                                                    24,783            35,897          46,397
                                                                ---------------------------------------------------

Loss from operations.......................................        (12,262)           (2,071)         (9,650)

Other income (expense):
  Interest income and other................................            220                43             598
  Interest expense and other...............................           (457)           (1,427)         (1,536)
                                                                ---------------------------------------------------

Loss before income taxes...................................        (12,499)           (3,455)        (10,588)
Income tax expense (benefit)...............................             --                --              --
                                                                ---------------------------------------------------

Net loss...................................................       $(12,499)         $ (3,455)      $ (10,588)
                                                                ===================================================

Net loss per share - basic and diluted.....................       $  (2.90)         $  (0.77)      $   (1.92)
                                                                ===================================================

Weighted average shares - basic and diluted................          4,307             4,471           5,510
                                                                ===================================================

SEE ACCOMPANYING NOTES

                            STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED
                                                               ----------------------------------------------------
                                                                 DECEMBER 31,     DECEMBER 31,     JANUARY 3,
(In thousands)                                                       1996             1997            1999
                                                               ----------------------------------------------------
OPERATING ACTIVITIES
Net loss...................................................       $(12,499)         $ (3,455)      $ (10,588)
Adjustments to reconcile net loss to
 net cash used in operating activities:
    Depreciation and amortization..........................          1,396             1,883           2,830
    Write off of leasehold improvements....................            365                --              --
    Loss on disposal of property and
     equipment.............................................             --                --             554
    Changes in operating assets
     and liabilities:
      Accounts receivable..................................         (3,913)           (8,127)            847
      Inventory............................................          1,247            (2,668)         (3,067)
      Refundable income taxes..............................          1,177                --              --
      Other current assets.................................             80            (1,218)            902
      Other assets.........................................           (487)             (189)            363
      Accounts payable.....................................          3,571             1,853          (2,596)
      Accrued expenses.....................................          3,363             2,898            (676)
                                                               ----------------------------------------------------
Net cash used in operating activities......................         (5,700)           (9,023)        (11,431)


INVESTING ACTIVITIES
Purchase of marketable securities..........................        (12,185)               --          (2,000)
Sale of marketable securities..............................         11,665             1,542           2,000
Purchase of property and equipment.........................         (4,117)           (5,881)         (6,167)
Purchase of patents........................................           (166)              (81)           (130)
                                                               ----------------------------------------------------
Net cash used in investing activities......................         (4,803)           (4,420)         (6,297)


FINANCING ACTIVITIES
Gross borrowings - bank line of credit.....................             --            52,181          25,054
Gross repayments - bank line of credit.....................             --          ( 45,020)        (32,215)
Issuance of warrants.......................................             --               328              --
Proceeds from issuance of stock............................             --                --          38,236
Proceeds from issuance of long-term debt...................         15,000                --              --
Exercise of stock options and warrants.....................            334               725           1,250
Common stock acquired......................................           (134)               --            (858)
Note receivable from sale of stock.........................             --              (498)             --
                                                               ----------------------------------------------------
Net cash provided by financing activities..................         15,200             7,716          31,467
                                                               ----------------------------------------------------
Increase (decrease) in cash
 and cash equivalents......................................          4,697            (5,727)         13,739
Cash and cash equivalents at
 beginning of year.........................................          1,291             5,988             261
                                                               ----------------------------------------------------
Cash and cash equivalents at
 end of year...............................................       $  5,988          $    261       $  14,000
                                                               ====================================================


SEE ACCOMPANYING NOTES

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                          COMMON STOCK
                                                          ------------   ADDITIONAL           RETAINED
                                                                          PAID-IN    NOTE     EARNINGS
(In thousands, except share data)                      SHARES     AMOUNT  CAPITAL  RECEIVABLE (DEFICIT) TOTAL
                                                     --------------------------------------------------------------

December 31, 1995................................... 4,256,723      $42   $20,114     $  --   $  (726)$ 19,430
  Stock options and warrants exercised..............    71,375        1       272        --        --      273
  Employee stock purchase plan......................     6,874       --        61        --        --       61
  Common stock acquired.............................    (9,262)      --      (134)       --        --     (134)
  Net loss for year.................................        --       --        --        --   (12,499) (12,499)
                                                     --------------------------------------------------------------

December 31, 1996................................... 4,325,710       43    20,313        --   (13,225)   7,131
  Stock options and warrants exercised..............   213,038        2       605        --        --      607
  Employee stock purchase plan......................     9,501       --       118        --        --      118
  Issuance of warrants..............................        --       --       328        --        --      328
  Note receivable from sale of stock................        --       --        --      (498)       --     (498)
  Net loss for year.................................        --       --        --        --    (3,455)  (3,455)
                                                     --------------------------------------------------------------

December 31, 1997................................... 4,548,249       45    21,364      (498)  (16,680)   4,231
  Common stock issued for cash
    in public offering.............................. 1,368,500       14    38,222        --        --   38,236
  Stock options and warrants exercised..............   111,235        1       995        --        --      996
  Employee stock purchase plan......................    21,520       --       254        --        --      254
  Common stock acquired.............................   (37,223)      --      (858)       --        --     (858)
  Net loss for year.................................        --       --        --        --   (10,588) (10,588)
                                                     --------------------------------------------------------------

January 3, 1999..................................... 6,012,281      $60   $59,977     $(498)  $(27,268)$32,271
                                                     ==============================================================


SEE ACCOMPANYING NOTES




                          NOTES TO FINANCIAL STATEMENTS
JANUARY 3, 1999

NOTE 1
BUSINESS ACTIVITY
     Recovery Engineering, Inc., (the Company) manufactures and markets low energy desalinators, antimicrobial water purifiers and microfilters, and residential water filters sold primarily to retailers under the P-UR brand name for residential, marine, military and recreational use in the United States and foreign markets.


NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are classified as available for sale and consist primarily of commercial paper, U.S. Treasury Notes, and municipal bonds. The carrying value of the cash equivalents approximates fair value on the reporting dates.
     In 1998 the Company changed its fiscal year end to the Sunday closest to December31, which is January 3, 1999. Each quarter ends on the last Sunday of a thirteen-week period. As a result, the fiscal year ended January 3, 1999 included 368 days while the fiscal year ended December 31, 1997 included 365 days. This difference in days does not materially affect the comparability of the financial results of the periods presented.
     Sales are recorded upon shipment of product. The Company performs periodic credit evaluation of its customers' financial condition and generally does not require collateral. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 to 60 days. Credit losses relating to customers consistently have been within management's expectations.
     Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventory cost elements consist of raw materials, purchased parts, direct labor and applied manufacturing overhead.
     The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123.

Accordingly, the Company has made pro forma disclosures of what net loss and loss per share would have been had the provisions of Statement 123 been applied to the Company's stock options.
     Property and equipment are stated at cost. The Company depreciates these assets on a straight-line basis over their estimated useful lives ranging from three to ten years. Depreciation expense was $1,294,000, $1,768,000 and $2,697,000 for 1996, 1997 and fiscal 1998, respectively.
     Patents are stated at cost and are amortized on a straight-line basis ranging from three to fifteen years. The carrying value of a patent will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the patent cost will not be recoverable, the Company's carrying value of the patent will be reduced to the estimated fair value.
     Deferred financing costs, which are included in other assets, are being amortized over a five-year period using the straight-line amortization method.
     The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In fiscal year 1998, the Company recorded a net loss on disposal of machinery and equipment of $554,000 equal to the net book value of the equipment. The assets had a gross book value of approximately $1,018,000. These assets were no longer useful because of product enhancements and the elimination of a step in the production process.
     Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations were $9,541,000, $14,602,000 and $20,405,000 for 1996, 1997, and fiscal 1998, respectively.
     Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.
     In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, EARNINGS PER SHARE. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.
     In 1997, the FASB issued Statements No. 130, REPORTING COMPREHENSIVE INCOME, and No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, effective for fiscal years beginning after December 15, 1997. The adoption by the Company of these Statements in January 1998 did not have a material impact on the Company's financial statements. In 1998, the FASB issued Statements No. 132 EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, and No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Statement No. 132 is effective for fiscal years beginning after December 15, 1997, and Statement No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption by the Company of these statements in January 1998 and January 1999, respectively, did not and is not expected to have a material impact on the Company's financial statements.


NOTE 3
INVENTORIES
     Inventories consist of the following:


                           DECEMBER 31,    JANUARY 3,
                               1997           1999
                           ---------------------------

Finished goods..........   $1,981,000     $ 4,378,000

Work in progress........      157,000         258,000

Raw materials...........    5,456,000       6,025,000
                           ---------------------------
                           $7,594,000     $10,661,000
                           ===========================


NOTE 4
RELATED PARTY NOTE RECEIVABLE
     At January 3, 1999 and December 31, 1997 the Company had a note receivable of approximately $498,000 due from its Chairman and CEO. The note bears interest at 9.25%. Principal and interest are due and payable in one installment on June 30, 2001. The proceeds of the note were used to exercise stock options which were nearing their expiration date.


NOTE 5
DEBT
     Long-term debt consists of a $15,000,000 convertible loan with The Goldman Sachs Group, L.P. ("GS Group") which bears interest at 5% per annum and expires in 2003. Interest on the loan is paid quarterly. GS Group may convert the outstanding balance of the loan into shares of Common Stock at a conversion price of $14.85 per share at any time during the life of the loan. If not converted, the loan is payable in annual installments starting August 2001. The estimated fair value of the convertible loan, based on the Company's incremental borrowing rate for similar liabilities, approximates its carrying value.
     The Company had no borrowings outstanding under its bank credit facility at January 3, 1999, compared with $7,161,000 at December 31, 1997. This credit facility, established in March 1997 and amended in March 1998, provides for total borrowings up to $15,000,000 secured by equipment, inventory, receivables and intangibles. The credit facility is a discretionary working capital line of credit, limited to eligible receivables and inventory, which bears interest at the bank's reference rate plus 0.75 percent. The weighted average interest rate on amounts outstanding on December 31, 1997 was 10.2%. Borrowings are due on demand. Pursuant to the Company's agreement with GS Group, borrowings are limited to $12,500,000 in 1998 and 1999. In connection with the acquisition of the credit facility, the Company issued warrants to the bank for the purchase of 80,000 shares of Common Stock at $7.00 per share. The warrants were exercisable as of September 1998 and expire six years from the effective date of the credit facility. The Company estimated the value of the warrants to be $328,000, which has been included in additional paid-in capital and is being amortized over the estimated life of the credit facility. Amortization expense on the warrants was $150,000 in 1998.


NOTE 6
STOCK OPTIONS AND WARRANTS
     The Company has various incentive and non-qualified stock option plans which it uses as an incentive for directors, officers, and other employees, consultants and technical advisors. Options are granted at fair market values determined on the date of grant and vesting normally occurs over a four-year period. The Company adopted the 1993 Director Stock Option Plan, a non-qualified stock option plan, to provide non-employee directors with an automatic annual stock option grant at 85% of fair market value on the date of grant.
     Shares available and options outstanding are as follows:


                                                                                                            WEIGHTED
                                                  PLAN                                         DIRECTOR      AVERAGE
                                                 OPTIONS              PLAN         NON-PLAN      PLAN       EXERCISE
                                              AVAILABLE FOR          OPTIONS       OPTIONS      OPTIONS       PRICE
                                                  GRANT            OUTSTANDING   OUTSTANDING  OUTSTANDING   PER SHARE
                                                 --------------------------------------------------------------------
Balance at
 December 31, 1995 ...........................    338,261             651,250         500        18,000    $    8.97
  Granted ....................................   (410,850)            410,850          --         7,000        12.04
  Exercised ..................................         --             (71,375)         --            --         3.75
  Canceled ...................................     95,700             (95,700)         --            --        11.27
                                                 --------------------------------------------------------------------

Balance at
 December 31, 1996 ...........................     23,111             895,025         500        25,000         9.77
  Additional shares
   reserved ..................................    350,000                  --          --            --           --
  Granted ....................................   (249,825)            249,825          --        24,000        13.59
  Exercised ..................................         --            (212,925)         --            --         2.86
  Canceled ...................................     34,975                  --          --                      10.52
                                                ---------------------------------------------------------------------
Balance at
 December 31, 1997 ...........................    158,261             896,950         500        49,000        12.49
  Granted ....................................   (199,552)            199,552          --        28,000        13.23
  Exercised ..................................         --             (37,735)         --       (16,000)        9.71
  Canceled ...................................     76,995             (76,995)         --            --        15.60
                                                ---------------------------------------------------------------------
Balance at
 January 3, 1999 .............................     35,704             981,772         500        61,000    $   11.00
                                                =====================================================================



     The weighted average fair value of options granted in 1996, 1997 and fiscal 1998 was $6.35, $8.52 and $6.18, per share, respectively. The exercise price of options outstanding at January 3, 1999 ranged from $2.50 to $29.37 per share as summarized in the following table:

                      NUMBER    WEIGHTED AVERAGE      NUMBER    WEIGHTED AVERAGE
RANGE OF EXERCISE   OUTSTANDING      REMAINING      EXERCISABLE    EXERCISE
      PRICES         AT 1/3/99  CONTRACTUAL LIFE     AT 1/3/99  PRICE PER SHARE
--------------------------------------------------------------------------------
$ 2.50  -   $10.00   514,772         9 years         168,403         $ 6.94
$10.01  -   $14.00   452,300         8 years         185,300         $13.40
$14.01  -   $29.37    76,200        10 years          29,250         $24.13
--------------------------------------------------------------------------------
$ 2.50  -   $29.37 1,043,272         9 years         382,953         $11.00
================================================================================

     The number of stock options exercisable at December 31, 1996 and 1997 were 403,350 and 294,626, respectively, at a weighted average price of $7.68 and $12.49, respectively.
     The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumption for risk-free interest rate was 6% for 1996 and 1997 and 5% for fiscal 1998. The volatility factor of the expected market price of the Company's common stock was
 .57 and the weighted-average expected life of the option is 6 years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                                                   FISCAL
                           1996               1997                  1998
                     -----------------------------------------------------------

Pro forma net loss...$ (13,102,000)      $(4,254,000)          $(11,296,000)

Pro forma net loss per
 common share........$       (3.05)      $      (.95)          $      (2.05)

     These pro forma amounts may not be indicative of future years' amounts since the statement does not apply to awards granted prior to 1995.
     The Company has an Employee Stock Purchase Plan with 100,000 shares reserved for issuance under the plan. During 1996, 1997 and fiscal 1998, 6,874, 9,501 and 21,520 shares were issued under the plan at prices ranging from $5.45 to $30.95. Approximately 54,000 shares remain reserved for future issuance.


NOTE 7
INCOME TAXES
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                    DECEMBER 31,     JANUARY 3,
                                        1997            1999
                                    ----------------------------
Deferred tax assets:
  Net operating loss carryforward   $  8,070,000    $ 11,592,000
  Tax benefit of nonqualified
    stock options ...............        449,000         657,000
  Research and development and
    other credits ...............        500,000         684,000
  Warranty reserve ..............        296,000         341,000
  Inventory obsolescence ........        150,000         247,000
  Bad debt reserve ..............        130,000         111,000
  Accrued expenses and other ....        181,000         125,000
                                    ----------------------------
Total deferred tax assets .......      9,776,000      13,757,000
Deferred tax liabilities:
  Tax depreciation in excess of
    financial reporting
    depreciation ................      1,670,000       1,479,000
  Tax amortization of patents in
    excess of financial reporting
    amortization ................        108,000          91,000
                                    ----------------------------
  Total deferred tax liabilities       1,778,000       1,570,000
                                    ----------------------------
  Net deferred tax ..............      7,998,000      12,187,000
  Valuation allowance ...........     (6,423,000)    (10,612,000)
                                    ----------------------------
  Deferred tax assets ...........   $  1,575,000    $  1,575,000
                                    ============================

     Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the recorded asset.
     The Company has net operating loss carryforwards of $34,023,000 available to offset future taxable income, of which $4,986,000 expires in 2010, $11,493,000 expires in 2011, $7,185,000 expires in 2012, and $10,359,000 expires in 2018. No cash was paid for income taxes in 1996, 1997, and fiscal 1998.
     A reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate is as follows:

                                                       YEAR ENDED
                                       -------------------------------------------------
                                        DECEMBER 31,    DECEMBER 31,        JANUARY 3,
                                            1996           1997                1999
                                       -------------------------------------------------
Income taxes (benefit) at
 statutory rate (34%) ...............   $(4,249,000)   $(1,175,000)        $(3,600,000)

State tax net of federal benefit ....      (255,000)       (69,000)           (212,000)

Valuation allowance..................     4,496,000      1,927,000           4,189,000

Tax credits..........................            --       (500,000)           (184,000)

Non-deductible expenses .............         8,000       (183,000)           (193,000)
                                       -------------------------------------------------
Provision (benefit) for
 income taxes........................   $        --    $        --         $        --
                                       -------------------------------------------------
Effective rate.......................            --%            --%                 --%
                                       =================================================

NOTE 8
RETIREMENT SALARY SAVINGS PLAN
     The Company has a defined contribution 401(k) plan that covers all full-time employees who have completed six consecutive months of service and are age 21 or older. Employees are allowed to contribute up to 15% of their pre-tax income to the plan. Employee salary deferrals are matched by the Company at a rate of 100% of the first 1% of salary deferred and 25% of the next 4% of salary deferred. The Company contributions to this plan for each of the years ended December 31, 1996, December 31, 1997, and January 3, 1999 were $61,000, $98,000, and $170,000, respectively.

NOTE 9
SALES AND SEGMENT INFORMATION
     The Company, operating in a single business segment, designs, manufactures and markets water purification products. The Company's manufacturing and distribution operations are located within the United States. Export sales for 1996, 1997, and fiscal 1998 amounted to $3,924,000, $6,269,000, and $3,079,000, respectively. During 1996, no one customer accounted for more than 10% of the total net sales. During 1997, two customers accounted for approximately 12.8% and 10.1%, respectively, of the total net sales. During fiscal 1998, two customers accounted for approximately 16.8% and 10.5%, respectively, of the total net sales.

NOTE 10
COMMITMENTS
     The Company has noncancelable operating lease agreements for its facilities in Minneapolis, Minnesota extending through April 2008. At the end of the lease term, the Company has the option to renew the term of the lease. Under the terms of the lease agreements, the Company is responsible for base rent and all operating costs associated with the building. Total rent expense was $469,000, $700,000 and $1,341,000 for the years ended December 31, 1996, December 31, 1997 and January 3, 1999, respectively. Future minimum rental lease commitments are as follows:
   1999  -$1,303,000; 2000 - $1,282,000;
   2001  -$1,157,000; 2002 - $1,288,000;
   2003  -$1,330,000; thereafter - $5,649,000.
     The Company incurred expenses of $973,000 for the year ended December 31, 1996, primarily related to the writedown of certain fixed assets, buildout costs, future lease payments on the original lease, and real estate commissions associated with the relocation to its new facility.

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Recovery Engineering, Inc.

     We have audited the accompanying balance sheets of Recovery Engineering, Inc. as of December 31, 1997 and January 3, 1999, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recovery Engineering, Inc. at December 31, 1997 and January 3, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
January 26, 1999



COMMON STOCK
     Recovery Engineering, Inc. common stock is listed on the NASDAQ National Market under the symbol: REIN. The following table details, for the periods indicated, the high and low closing sale prices for the Company's stock as reported by NASDAQ:

                       1997           1998
                    HIGH     LOW   HIGH    LOW
-----------------------------------------------

1st Quarter....    $ 8.75 $ 6.88  $30.50 $23.25

2nd Quarter....     16.50   6.38   34.75  19.50

3rd Quarter....     29.00  16.00   20.13   8.19

4th Quarter....     31.25  24.25    8.75   6.25

     As of March 5, 1999, there were 205 shareholders of record for the company common stock and approximately 2,100 other beneficial owners whose stock is held in street name at brokerage houses. Recovery Engineering has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.


QUARTERLY FINANCIAL INFORMATION
(UNAUDITED - IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          1997 QUARTER ENDED
                               MARCH 31     JUNE 30    SEPT. 30     DEC. 31
                              --------------------------------------------------
Sales ......................   $ 10,347    $ 15,462    $ 22,371    $ 23,063
Gross profit ...............      4,155       7,001      10,581      12,089
Net income (loss) ..........     (1,898)     (1,492)       (448)        383
Net income (loss) per common
  share - basic and diluted        (.44)       (.33)       (.10)        .08


                                            1998 QUARTER ENDED
                                APRIL 5     JULY 5     OCTOBER 4  JANUARY 3
                                  1998        1998       1998        1999
                              --------------------------------------------------

Sales ......................   $ 17,225    $ 21,724   $ 18,505    $ 19,511
Gross profit ...............      8,192      11,098      8,954       8,503
Net income (loss) ..........     (1,039)        820     (3,183)     (7,186)
Net income (loss) per common
  share - basic ............       (.23)        .15       (.53)      (1.20)
Net income (loss) per common
  share - diluted ..........       (.23)        .14       (.53)      (1.20)



SELECTED FINANCIAL DATA

                                                                          YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   JANUARY 3,
OPERATIONS DATA:                                1994            1995          1996           1997           1999
                                           ------------------------------------------------------------------------

Net sales...............                       $16,671        $22,921      $ 33,277        $71,243       $ 76,965
Gross profit............                         8,774          8,962        12,521         33,826         36,747
Pretax income (loss)....                         2,926         (7,326)      (12,499)        (3,455)       (10,588)
Income taxes (benefit)..                           907         (2,564)           --             --            --
Net income (loss).......                       $ 2,019        $(4,762)     $(12,499)       $(3,455)       (10,588)
Net income (loss) per
 common share - basic...                       $   .57        $ (1.12)     $  (2.90)       $  (.77)      $  (1.92)
Weighted average
 shares - basic.........                         3,531          4,239         4,307          4,471          5,510
Net income (loss) per
 common share - diluted.                       $   .50        $ (1.12)     $  (2.90)       $  (.77)      $  (1.92)
Weighted average
 shares - diluted.......                         4,029          4,239         4,307          4,471          5,510



     All earnings per share amounts, when appropriate, have been restated to conform to Financial Accoun ting Standards Board Statement No. 128.

                            DECEMBER 31,   DECEMBER 31,  DECEMBER 31,   DECEMBER 31,    JANUARY 3,
BALANCE SHEET DATA:             1994           1995          1996           1997           1999
                           ------------------------------------------------------------------------

Total assets............       $25,054        $23,622       $33,257        $42,269       $59,876
Working capital.........        14,754         10,051         9,743          2,575        28,065
Long-term debt..........            --            --         15,000         15,000        15,000
Shareholders' equity....        22,895         19,430         7,131          4,231        32,271
